

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2014

<u>Via E-mail</u>
Alex Ho
Chief Financial Officer
Changyou.com Limited
East Tower, Jing Yan Building
No. 29 Shijingshan Road, Shijingshan District
Beijing 100043
People's Republic of China

      Re: Changyou.com Limited
             Form 20-F for Fiscal Year Ended December 31, 2012
             Filed February 28, 2013
             File No. 001-34271

Dear Mr. Ho:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Mark P. Shuman

                                     Mark P. Shuman
                                     Branch Chief – Legal

cc: <u>Via Email</u>
          Timothy Bancroft, Esq.
          Goulston & Storrs PC